Mail Stop 3561

September 8, 2008

Mr. T. W. Owen
Chief Financial Officer
Metabolic Research, Inc.
10635 Lessona Street
Las Vegas, Nevada 89141

   **Re:**  **Metabolic Research, Inc.**
      **Form 10-K/A for the year ended December 31, 2007**
      **File No.  000-25879**

Dear Mr. Owen:

   We have reviewed your amended 10-K filed September 5, 2008 and have the following comments.  We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.  Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.  Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary.  Please be as detailed as necessary in your explanation.

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1. We note that in your amended 10-K, management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the

definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.  As we note no formal response letter filed as correspondence in Edgar in connection with our letter dated July 21, 2008, as originally requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or me at (202) 551-3813 if you have questions regarding these comments.

Sincerely,

Linda Cvrkel
Branch Chief